EXHIBIT 1
                                                                Sub-Item 77D




                     DREYFUS HIGH YIELD STRATEGIES FUND



The Fund may purchase securities of other investment companies to the extent permitted under the 1940 Act. The Fund and The Dreyfus Corporation ("Dreyfus"), as investment adviser, have received an exemptive order from the Securities and Exchange Commission, which, among other things, permits the Fund to use cash collateral received in connection with lending the Fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by Dreyfus in excess of limitations imposed by the 1940 Act. The Fund's aggregate investment of uninvested cash reserves in such money market funds, however, may not exceed 25% of its total assets.